WALD
ANTUNES VITA BLATTNER

This document is a free translation of the Brazilian judicial administrator's report referred to February 2021 financial information of Oi S.A. and some of its subsidiaries ("RJ Debtors") filled within the 7th Business Court of Rio de Janeiro on April 15, 2021. Due to the complexities of language translation, translations are not always precise. The original document was prepared in Portuguese, and in case of any divergence, discrepancy or difference between this version and the Portuguese version, the Portuguese version shall prevail. The Portuguese version is the only valid and complete version and shall prevail for any and all purposes. There is no assurance as to the accuracy, reliability or completeness of the translation. Any person reading this translation and relying on it should do so at his or her own risk.

YOUR HONOR. JUDGE OF 7th BUSINESS COURT OF THE DISTRICT COURT OF THE CAPITAL OF THE STATE OF RIO DE JANEIRO

Proceeding no. 0203711-65.2016.8.19.0001
Court Supervised Reorganization of Oi S.A. And others

The **TRUSTEE (**Escritório de Advocacia Arnoldo Wald) appointed in the Court-supervised Reorganization of **OI S.A. and others** comes respectfully to request to Your Honor to determine the the Monthly Report of Activities ("RMA") of February 2021 to be attached to the records.

Rio de Janeiro, April 15, 2021.

Trustee
Escritório de Advocacia Arnoldo Wald

ANTUNES VITA BLATTNER

MONTHLY REPORT OF **ACTIVITIES**

RMA

COURT-SUPERVISED REORGANIZATION

Oi

February 2021

15. April. 2021

EXECUTIVE REPORT

INTRODUCTION

Your Honor Judge of 7th Business Court of The District Court Of The Capital Of The State Of Rio De Janeiro

The Trustee, Escritório de Advocacia Arnoldo Wald ("Wald" or "AJ") appointed in the records of Court-supervised Reorganization of Oi Group (proceeding number 0203711- 65.2016.8.19.0001), and Rio Branco Consultores Associados, subcontracted by AJ to assist in preparation of the Monthly Report of Activities ("RMA") respectfully comes before Your Honor pursuant to the decision above on pages 91.223 / 91.224, to submit the RMA for the month of February 2021.

As we all know, the Court-supervised Reorganization refers to the following companies:

- Oi S.A. - under Court-Supervised Reorganization ("Oi S.A.");
- Telemar Norte Leste S.A. - under Court-Supervised Reorganization ("Telemar Norte Leste");
- Oi Móvel S.A. - under Court-Supervised Reorganization ("Oi Móvel");
- Copart4 Participações S.A. - under Court-Supervised Reorganization ("Copart4")*;
- Copart5 Participações S.A. - under Court-Supervised Reorganization ("Copart5")*;
- Portugal Telecom International Finance B.V. - under Court-Supervised Reorganization ("PTIF"); and
- Oi Brasil Holdings Coöperatief U.A. - under Court-Supervised Reorganization ("Oi Coop");

This report includes the financial information based mostly on the elements provided by the Companies being Reorganized up to April 15, 2021, which includes the data regarding the month of February 2021, to be reviewed together with the preliminary report of activities as well as the other RMA's already submitted.

The RMA will have a chapter specifically aimed at the restated financial information of the Companies being Reorganized, this Report will cover the Managerial Cash Flow Statements for the referred months, presented in the tables in comparison with the immediately previous month, in addition to the information referring to the Balance Sheet and to the Income Statement of the Companies being Reorganized, the analysis being based on the quarterly comparison between the Quarter 4 of 2020 and the Quarter 3 of 2020. The report will highlight the main changes occurred in the mentioned term, submitting the explanations provided by the Management of the Companies being Reorganized.

This report was prepared by means of the analytical procedures and discussions with Company's Management, aiming to provide to Court and stakeholders the information on the financial status of Companies being Reorganized and relevant operations carried out thereby, as well as the summary of the activities carried out by AJ until the closing of this report.

* Copart4 Participações S.A. was merged into Telemar Norte Leste S.A. in January 2019, as set out in clause 7, annex 7.1 of the PRJ; Copart5 Participações S.A. was merged into Oi S.A. in March 2019, as set out in clause 7, annex 7.1, of the PRJ.

The information submitted below are based mainly on data and elements submitted by Companies being Reorganized. The separate Financial Statements of all Companies being Reorganized as well as the consolidated financial statements of Oi Group (including but not limited to the Companies being Reorganized) are examined annually by independent auditors. The limited review procedures are applied by the auditors for the filing at CVM of Quarterly Consolidated Financial Information ("ITRs") of Oi Group. Regarding the separate financial information of each Debtor prepared for monthly periods, other than those included in ITRs delivered to CVM, are not submitted to the review by independent auditors, whether auditors hired by Oi Group or AJ.

AJ, being honored for the assignment, is available for further clarification concerning the information contained in this report or others.

Faithfull yours

WALD
ANTUNES VITA BLATTNER

Arnoldo Wald Filho
awf@wald.com.br

Samantha Mendes Longo
samantha@wald.com.br

Partners

Phone: + 55 (11) 3 0 7 4 - 6000

RIO BRANCO
CONSULTORES ASSOCIADOS

Thiago Fogaça Almeida
Economist
tfa@riobranco.adm.br

Fábio de Carvalho e Mello Curti
Economist
fc@riobranco.adm.br

Phone: + 5 5 (11) 3392 - 3062

CORPORATE ORGANIZATIONAL CHART OF COMPANIES BEING REORGANIZED

Figure 1. Corporate Organizational Chart of Companies being Reorganized


Oi
Oi S.A.
(Holding)
In court-supervised reorganization
100%
Telemar Norte Leste S.A. (STFC concession) under court-supervised reorganization.
100%
Portugal Telecom Intern. Finance B.V. (Financial Entity) under court-supervised reorganization
100%
Oi Brasil Holdings Coöperatief U.A. (Financial Entity) under court-supervised reorganization
99,875%
Oi Serviços Financeiros S.A. (current name: Copart 3)
100%
CVTEL B.V.
100%
Rio Alto Gestão de Créditos e Participações S.A.
100%
Carrigans Finance S a RL
100%
PT Participações SGPS S.A.
48,37%
Drammen RJ Empreendimentos Imobiliários S.A.
99,8%
Bryophyta SP Participações Ltda.
100%
Oi Móvel S.A. (SMP and SeAC authorization) under court-supervised reorganization
9 other companies (see annexes)
9 other companies (see annexes)
Key
COMPANIES OF THE

Source: Information provided by the Management.

** Flowchart submitted previously in Preliminary Report of Activities.*
Information submitted again for an easy understanding of the structure of the Companies being Reorganized.

CORPORATE ORGANIZATIONAL CHART OF COMPANIES BEING REORGANIZED

Figure 2. Corporate Organizational Chart of Companies being Reorganized


Telemar Norte Leste S.A. (SFTC concession) under court-supervised reorganization.
100%
Oi Móvel S.A. in court-supervised reorganization
50%
Companhia AIR de Participaçõe
81,61%
SEREDE Serviços de Rede S.A.
99,95%
Cozani RJ Empreendimentos Imobiliários S.A.
99,99%
BrT Card Serviços Financeiros Ltda.
10%
Pharol SGPS S.A.
100%
Brazil Telecom Call Center S.A.
19,04%
HIspamar Satélite S.A.
50%
Companhia ACT de Participações
92,35%
Caliteia RJ Empreendimentos Imobiliários S.A.

Key

COMPANIES OF THE GROUP BEING REORGANIZED

Source: Information provided by the Management.

** Flowchart submitted previously in Preliminary Report of Activities.*
Information submitted again for an easy understanding of the structure of the Companies being Reorganized.

CORPORATE ORGANIZATIONAL CHART OF COMPANIES BEING REORGANIZED

Figure 3 - Corporate Organizational Chart of Companies being Reorganized


Oi Móvel S.A. in court-supervised reorganization
100%
Pointer Network S.A.
4 other companies
100%
Paggo Empreendimentos S.A. (holdings)
99,99%
Paggo Acquirer Gestão de Meios de PAgamentos Ltda.
50%
Paggo Soluções Em Meios de Pagamentos S.A.
99,99%
Paggo Administradora Ltda..
99,99%
Brasil Telecom Comunicação Multimídia Ltda.
99,95%
Lemvig Serviços de Televisão por Assinatura S.A.
99,92%
Jonava RJ Infraestrutura e Redes de Telecomunicações S.A
99,92%
Garliava RJ Infraestrutura e Redes de Telecomunicações S.A.
Key
COMPANIES OF THE GROUP BEING REORGANIZED

Source: Information provided by the Management.

** Flowchart submitted previously in Preliminary Report of Activities.*
Information submitted again for an easy understanding of the structure of the Companies being Reorganized.

COMPANIES UNDER COURT-SUPERVISED REORGANIZATION

Figure 4 - Companies under Court-supervised Reorganization.

Oi S.A.
Main provider of Fixed Telephony services in Region II and national and international long distance services. It also has interest in other companies of the Group, and is the main "Holding" of Oi Group.

Oi Móvel
Mobile phone telephony service provider of Regions I, II and II and TV DTH services.

PTIF
Non-operational entity.
Entity for the raising of financing/ funds in international market.


Oi S.A.
Oi Móvel S.A.
Portugal Telecom International Finance B.V.
COMPANIES OF THE GROUP BEING REORGANIZED
Oi
Oi Brasil Moldings Coöperatief U.A.
Telemar Norte Leste S.A.
Coopart 4 e Copart 5 Participações S.A.

Oi Coop
Non-operational entity.
Entity for the raising of financing/ funds in international market.

Telemar Norte Leste
Main provider of landline telephony services in Region I and domestic and international long distance calls.

Copart4 e 5*
Two legal entities used for the management and administration of the real estate and the main properties leased to Oi Group.

* Copart4 Participações S.A. was merged into Telemar Norte Leste S.A. in January 2019, as set out in clause 7, annex 7.1 of the PRJ; Copart5 Participações S.A. was merged into Oi S.A. in March 2019, as set out in clause 7, annex 7.1, of the PRJ.

RELEVANT FACTS & NOTICES TO THE MARKET

We submit hereunder the relevant facts and notices to the market published by Oi Group directly related to the Companies being Reorganized:

Relevant Facts and Notices of the market in **ABRIL/21**

April 6 - Company at Brasil Telecom Comunicação Multimídia S.A.

Oi S.A. – Under Court-supervised reorganization ("Oi" or "Company"), in addition to the Relevant Facts disclosed on January 25 and February 4, 2021 and the Notice to the Market dated March 5, 2021, hereby informs its shareholders and the general market that the Exclusivity Agreement ("Agreement") entered into by and between Globenet Cabos Submarinos S.A., BTG Pactual Economia Real Fundo de Investimento em Participações Multiestratégia and other investment funds managed or controlled by companies that are members of the BTG Group ("Proponents") was extended as of this date until April 9, 2021 at 10 am.

The full release is available at:
https://api.mziq.com/mzfilemanager/v2/d/6aebbd40-9373-4b5a-8461-9839bd41cbbb/822335c0-1158-13c2-81f1-d4207825965d?origin=1

April 12 - Company at Brasil Telecom Comunicação Multimídia S.A.

Oi S.A. – Under Court-supervised reorganization ("Oi" or "Company"), in compliance with art. 157, par. 4, of Law No. 6.404/76 ("Corporations Law") and the provisions of CVM Instruction No. 358/02, and in addition to the Relevant Facts disclosed on January 25, 2021 and February 4, 2021 and to the Notice to the Market of April 6, 2021, hereby informs its shareholders and the general market that, in the context of the negotiations held between the Company and Globenet Cabos Submarinos S.A. ("Globenet"), BTG Pactual Economia Real Fundo de Investimento em Participações Multiestratégia and other investment funds managed or controlled by companies belonging to the BTG Group (jointly, "Proponents"), Oi accepted, on this date, the binding proposal revised jointly submitted by the Proponents ("Binding Proposal") for the acquisition of part of the interest held by the Company in Brasil Telecom Comunicação Multimídia S.A., an isolated production unit that owns the optical fiber infrastructure assets ("SPE InfraCo" and "Operation"), according to Clause 5.3.9.4 of the Amendment to the Court-supervised reorganization Plan approved by the 7th Business Court of the District Court of the Capital of the State of Rio de Janeiro ("PRJ Amendment").

The full text of the Relevant Fact is available at:
https://api.mziq.com/mzfilemanager/v2/d/6aebbd40-9373-4b5a-8461-9839bd41cbbb/34c1c2fb-d519-fe0a-7a48-2f94c4ca1ebc?origin=1

MANAGERIAL CASH FLOW STATEMENTS

HIGHLIGHTS

Statement
FEBRUARY 01 to 28, 2021

- This month, the Company complied with another obligation agreed in the Court-supervised Reorganization Plan in the amount of BRL 937 million. The Company paid the 3rd installment of the Partner Suppliers in the amount of BRL 494 million and the Bond interest of BRL 443 million.

- **Net operational Cash Generation of Companies being Reorganized** was negative in BRL 970 million in February/21.

- **Investments** reached the level of BRL 274 million in February/21

- The item **Receipts** had an increase of BRL 137 million in February/21, totaling BRL 1,969 million

- The item **Payments** increased by BRL 572 million in February/21, reaching the level of BRL 2,665 million

- In February/21 there was a cash outflow of BRL 450 million in item **Financial Operations**

- **Final Balance of Financial Cash of Companies being Reorganized** had a reduction of BRL 1,407 million in February/21, totaling BRL 1,852 million

4.1 MANAGERIAL CASH FLOW STATEMENT

Monthly Restatement of Debtors (unaudited)

Statement

FEBRUARY 1 to 28, 2021

Net Operational Cash Generation of Companies being Reorganized was negative by BRL 970 million in Feb/21

- The Net Operating Cash Generation of the Companies being Reorganized in February/21 was negative by BRL 970 million, after a negative result of BRL 517 million observed in the previous month (Figure 5). In comparison with the month of January/21, Receivables increased by BRL 137 million, reaching the level of BRL 1,969 million, while cash outflows with Payments and Investments increased by BRL 589 million, totaling BRL 2,939 million altogether (Figure 6).
- The other transactions of the Companies being Reorganized, which include Financial Operations, represented a cash outflow of BRL 438 million in February/21.
- Thus, the variation of the Final Balance of the Financial Cash of Companies being Reorganized was negative by BRL 1,407 million in February/21, resulting in an amount of BRL 1,852 million (Figure 7), corresponding to 43.2% decrease compared with the previous month.
- Detailed considerations of variations will be analyzed in the following pages.

Source: Financial statements and managerial information

Figure 5 - Net Operational Cash Generation – Monthly Balance


In BRL Million
(970)

Figure 6 – Monthly Development. Receipts x Payments/ Investments


In BRL Million
2.445
1.969

Figure 7 - Financial Cash - Companies being Reorganized - monthly - Final Balance


In BRL Million
4.180
1.852

Cash outflow from Investments contributed to the negative balance of Net Operating Cash Generation

Figure 8 – Managerial Cash Flow Statements

	Jan/21	Feb/21	Δ
Customers	1.300	1.371	6%
Network Use Services	80	58	-28%
Dealers	423	371	-12%
Others	30	169	463%
Receipts (1)	**1.832**	**1.969**	**7%**

	Jan/21	Feb/21	Δ
Plant Maintenance	(185)	(247)	33%
Rentals	(507)	(576)	14%
Data Processing/Printing Company	(70)	(103)	46%
Call Center Service/Collection	(82)	(104)	27%
Concessionaires	(88)	(94)	7%
Consultancy / Audits / Fees	(57)	(40)	-29%
Other Services/ Payments	(410)	(444)	8%
Materials / Services (2)	**(1.399)**	**(1.608)**	**15%**

	Jan/21	Feb/21	Δ
Network Use Services	(84)	(63)	-25%
Escrow Deposits	18	29	64%
Contingencies	(58)	(18)	-69%
Other Payments (2)	**(125)**	**(51)**	**-59%**

	Jan/21	Feb/21	Δ
Telemar	(113)	(167)	48%
Oi S.A.	(29)	(51)	75%
Oi Móvel	(114)	(56)	-51%
Investments (3)	**(257)**	**(274)**	**7%**


BRL millions
1.969
(142)
(1.608)
(369)
(494)
(51)
(274)
(970)
Receivables
Personnel
Material / Services
Taxes
Mediation / Partner Suppliers
Other Payments
Investments
Net Cash Generation

Source: Financial statements and managerial information

Statement

FEBRUARY 1 to 28, 2021

Table 1 - Managerial Cash Flow Statements – Feb/21

BRL million	(A) 314/14/2021 Jan/21	(B) – (A) *Variation*	(B) 28/02/2021 Feb/21
INITIAL Balance - Financial Cash	**3.972**	**(712)**	**3.260**
Customers	1.300	*72*	1.371
Network Use Services	80	*(22)*	58
Dealers	423	*(51)*	371
Others	30	*139*	169
Receipts (1)	**1.832**	**137**	**1.969**
Personnel	(187)	*45*	(142)
Goods and Services Suppliers	(1.483)	*(188)*	(1.671)
Taxes	(383)	*14*	(369)
Escrow Deposits	18	*11*	29
Contingencies	(58)	*40*	(18)
Mediation/Partner Suppliers	-	*(494)*	(494)
Payments (2)	**(2.093)**	**(572)**	**(2.665)**
Telemar	(113)	*(54)*	(167)
Oi S.A.	(29)	*(22)*	(51)
Oi Móvel	(114)	*58*	(56)
Investments (3)	**(257)**	**(17)**	**(274)**
Net Operational Generation (1 + 2 +3)	**(517)**	**(452)**	**(970)**
Capital Increase	**-**	**-**	**-**
Non-core	**1**	**12**	**13**
Intra-group Operations	**(198)**	***198***	**-**
Financial Operations	**3**	***(453)***	**(450)**
Dividends and JCP	**(0)**	***0***	**-**
INITIAL Balance - Financial Cash	**3.260**	**(1.407)**	**1.852**

Figure 9 - Receipts - Sharing Structure



Other BRL 169 mi 8%
Network Use Services BRL 58 mi 3%
Dealers BRL 371 mi 19%
Customers BRL 1,371 mi 70%

TOTAL RECEIPT
BRL 1,969 million

	Feb/21 BRL million	Feb/21 Interest	Jan/21 Interest
Receivables	1,969	100%	100%
Customers	1,371	70%	69%
Dealers	371	19%	19%
Others	169	9%	8%
Network Use Services	58	3%	4%

RECEIVABLES

Receivables increase in February/21

In February/21 there was an increase in the Receivables account by BRL 137 million when compared to the previous month (7.4%), reaching the figure of BRL 1,969 million.

The item Customers recorded an increase of BRL 72 million in February/21, totaling BRL 1,371 million, compared to a collection of BRL 1,300 million in January/21.

- Management informed that the observed increase is a reflection of the seasonality of January/21, and in February/21 they returned to the normal average level of monthly collection.

The item Network Use Services recorded a reduction of BRL 22 million in February/21, totaling cash inflows of BRL 58 million in the month. The item Dealers account decreased BRL 51 million in the month, totaling cash inflows of BRL 371 million in February/21.

- Management informed that the negative variation observed is related to the number of working days (20 working days in Jan/21 x 19 working days Feb/21).

Finally, the item Other Receivables registered an increase of BRL 139 million in February/20, with an inflow of BRL 169 million.

- Management informed that the increase observed is explained by the increase in intercompany receivables for interconnection between companies being reorganized, the effect being canceled out under the item Other services/payments.

Statement
FEBRUARY 1 to 28, 2021

Table 1 - Managerial Cash Flow Statements – Feb/21

BRL million	(A) 31/01/2021 Jan/21	(B)-(A) *Variation*	(B) 28/02/2021 Feb/21
INITIAL Balance - Financial Cash	**3.972**	**(712)**	**3.260**
Customers	1.300	72	1.371
Network Use Services	80	(22)	58
Dealers	423	(51)	371
Others	30	139	169
Receipts (1)	**1.832**	**137**	**1.969**
Personnel	(187)	45	(142)
Goods and Services Suppliers	(1.483)	(188)	(1.671)
Taxes	(383)	14	(369)
Escrow Deposits	18	11	29
Contingencies	(58)	40	(18)
Mediation/Partner Suppliers	-	(494)	(494)
Payments (2)	**(2.093)**	**(572)**	**(2.665)**
Telemar	(113)	(54)	(167)
Oi S.A.	(29)	(22)	(51)
Oi Móvel	(114)	58	(56)
Investments (3)	**(257)**	**(17)**	**(274)**
Net Operational Generation (1 + 2 +3)	**(517)**	**(452)**	**(970)**
Capital Increase	-	-	-
Non-core	**1**	**12**	**13**
Intra-group Operations	**(198)**	***198***	-
Financial Operations	**3**	***(453)***	**(450)**
Dividends and JCP	**(0)**	***0***	-
INITIAL Balance - Financial Cash	**3.260**	**(1.407)**	**1.852**

Figure 10 - Payments - Sharing Structure


Others -BRL 11 mi 1%
Mediation BRL 494 mi 18%
Personnel BRL 142 mi 5%
Taxes BRL 369 mi 14%
Suppliers BRL 1,671 mi 62%

TOTAL PAYMENTS
BRL 2,665 million

	Feb/21 BRL million	Feb/21 Interest	Jan/21 Interest
Payments	2,665	100%	100%
Goods and Services Suppliers	1,671	63%	73%
Taxes	369	14%	19%
Personnel	142	5%	10%
Others	(11)	0%	-2%
Mediation/Partner Suppliers	494	19%	0%

PAYMENTS

Increase in Payments in February/21

Payments totaled BRL 2,665 million in February/21, an increase of BRL 572 million (27.3%) in relation to the previous month, when the item registered a cash outflow of BRL 2,093 million.

There was a reduction of BRL 45 million in the item Personnel in February/21, totaling BRL 142 million.

- Management explained that the reduction was motivated by the payment, in January/21, of the PPR 2021 advance, approved in the collective agreement 2021/2022.

The item Suppliers of Materials/Providers of Services ended February/21 with an increase of BRL 188 million, totaling BRL 1,671 million.

- Management reported that the increase was driven by higher payments to suppliers of materials and providers of services for plant maintenance, rentals and data/graphics processing.

The item Taxes decreased by BRL 14 million, reaching a level of BRL 369 million.

- Management informed that the reduction observed is due to the greater use of tax credits in February/21.

On the other hand, Escrow Deposits had an increase in cash inflows in the month, from BRL 18 million in January /21 to BRL 29 million in February/21.

- Management informed that the cash Inflow refers to the redemption and release of escrow deposits in favor of Oi, in the Civil branch.
- The item Contingencies recorded a cash outflow of BRL 18 million in February/21, a reduction of BRL 40 million in relation to the previous month.
- Management informed that the outflows observed refer to contingency payments in the Civil branch.

Finally, the item Mediation/Partner Suppliers had an outflow of BRL 494 million in February/21.

- Management informed that in February/21, the third installment of the partner suppliers was paid as described in the PRJ.

Statement

FEBRUARY 1 to 28, 2021

Table 1 - Managerial Cash Flow Statements – Feb/21

BRL million	(A) 31/01/2021 Jan/21	(B)-(A) Variation	(B) 28/02/2021 Feb/21
INITIAL Balance - Financial Cash	**3.972**	**(712)**	**3.260**
Customers	1.300	72	1.371
Network Use Services	80	(22)	58
Dealers	423	(51)	371
Others	30	139	169
Receipts (1)	**1.832**	**137**	**1.969**
Personnel	(187)	45	(142)
Goods and Services Suppliers	(1.483)	(188)	(1.671)
Taxes	(383)	14	(369)
Escrow Deposits	18	11	29
Contingencies	(58)	40	(18)
Mediation/Partner Suppliers	-	(494)	(494)
Payments (2)	**(2.093)**	**(572)**	**(2.665)**
Telemar	(113)	(54)	(167)
Oi S.A.	(29)	(22)	(51)
Oi Móvel	(114)	58	(56)
Investments (3)	**(257)**	**(17)**	**(274)**
Net Operational Generation (1 + 2 +3)	**(517)**	**(452)**	**(970)**
Capital Increase	-	-	-
Non-core	**1**	**12**	**13**
Intra-group Operations	**(198)**	***198***	-
Financial Operations	**3**	***(453)***	**(450)**
Dividends and JCP	**(0)**	***0***	-
INITIAL Balance - Financial Cash	**3.260**	**(1.407)**	**1.852**

Figure 11 – Investments – Interest Structure


Oi S.A.
BRL 51 mi
19%
Oi Móvel
BRL 56 mi
20%
Telemar BRL
167 mi
61%

TOTAL INVESTMENTS
BRL 274 million

	Feb/21 BRL million	Feb/21 Interest	Jan/21 Interest
Payments	274	100%	100%
Oi Móvel	56	21%	49%
Telemar	167	61%	41%
Oi S.A.	51	19%	10%

INVESTMENTS

The Companies being Reorganized recorded investment payments of BRL 274 million in February/21, an increase of 6.8% in relation to the previous month, when there was an outflow of cash from investments of BRL 257 million.

Investments related to Oi Móvel S.A. decreased by BRL 58 million, totaling BRL 56 million in February/21. Telemar S.A. recorded an increase of BRL 54 million, totaling BRL 167 million in February/21, while Investments in Oi S.A. increased from BRL 29 million in January/21 to BRL 51 million in February/21.

- Management stressed that the increase observed in the month compared to the previous month, is within the strategic plan to accelerate investments, mainly in optical fiber.

NET OPERATIONAL GENERATION

The level of Receivables in February/20, of BRL 1,969 million, was lower than the total sum of outflows from Payments (BRL 2,665 million) and Investments (BRL 274 million) in the month, which directly contributed to the negative balance of BRL 970 million in Net Operational Generation of Companies being Reorganized in the month.

FINAL BALANCE – FINANCIAL CASH

The "Non core" cash inflow, which totaled BRL 13 million in February/21, increased by BRL 12 million in relation to the previous month.

- Management informed that the cash inflow observed refers to the receipt of the sale of the properties.

Financial Operations recorded a cash outflow of BRL 450 million in February/21, compared to a cash inflow of BRL 3 million in the previous month.

- Management informed that the cash outflow refers to the payment of semiannual interest on the "Qualified Bond" according to the Court-supervised Reorganization Plan.

Thus, adding the Non-Core cash inflow of BRL 13 million and the cash outflow of BRL 450 million from Financial Operations to the negative balance of BRL 970 million from Net Operational Cash Generation, the Final Cash Balance of Companies being Reorganized decreased by BRL 1,407 million in relation to the previous month (43.2% decrease), totaling BRL 1,852 million.

- Management explained that the reduction in the final balance of the Cash is mainly related to payments made as agreed in the Court-supervised Reorganization Plan. Every year, in February, there is the payment of suppliers whose credits have been restructured and of 2025 Bond interest. This month, the Company made the payment (3rd payment out of a total of 4) of BRL 494 million to these suppliers and BRL 443 million of interest on this debt. Management also affirms that this drop in the final balance of the financial cash does not compromise the execution of the strategic plan to accelerate investments, mainly in optical fiber. It also reports that the Company has taken steps to restore the cash position and that in March/21 it received the total amount of BRL 1,112 million related to the sale of UPI - Data Center and UPI - Torres.

Statement

FEBRUARY 1 to 28, 2021

Table 2 - Direct Cash Flow

CONSOLIDATED OF COMPANIES UNDER	AUG/18	SEPT/18	OCT/18	NOV/18	DEC/18	JAN/19	FEB/19	MAR/19	APR/19	MAY/19	JUN/19	JUL/19	AUG/19	SEPT/19	OCT/19	NOV/19	DEC/19
Initial Balance – Financial Cash	4.677	4.721	4.815	4.379	4.362	4.469	7.515	5.943	6.010	4.614	4.306	4.145	3.621	3.083	3.060	2.612	2.239
Receivables	2.659	2.694	2.898	2.818	2.648	2.463	2.400	2.248	2.090	2.815	2.110	2.369	1.991	2.033	2.119	2.018	2.412
Customers	1.731	1.681	1.808	1.807	1.697	1.628	1.541	1.572	1.570	1.660	1.496	1.616	1.511	1.495	1.563	1.473	1.652
Network Use Services	510	506	504	193	193	177	191	151	6	252	3	43	9	9	8	5	19
Dealers	518	420	414	478	412	498	400	411	427	446	395	483	433	421	443	421	443
Others	200	386	472	338	344	160	268	114	87	467	214	267	38	108	106	114	298
Payments	(2.279)	(2.276)	(2.751)	(2.402)	(2.285)	(2.733)	(2.808)	(1.821)	(2.564)	(2.560)	(1.743)	(2.207)	(1.577)	(1.471)	(1.694)	(1.792)	(2.082)
Personnel	(170)	(140)	(137)	(118)	(244)	(200)	(172)	(144)	(320)	(160)	(182)	(161)	(158)	(136)	(128)	(134)	(235)
Goods and Services Suppliers	(1.604)	(1.640)	(2.048)	(1.775)	(1.508)	(1.829)	(1.470)	(1.239)	(1.496)	(1.905)	(1.112)	(1.640)	(1.176)	(960)	(1.273)	(1.274)	(1.553)
Material / Services	(1.393)	(1.433)	(1.842)	(1.581)	(1.315)	(1.649)	(1.278)	(1.087)	(1.490)	(1.654)	(1.105)	(1.594)	(1.169)	(951)	(1.264)	(1.268)	(1.536)
Plant Maintenance	(297)	(299)	(300)	(347)	(425)	(406)	(344)	(305)	(324)	(322)	(331)	(336)	(348)	(329)	(339)	(371)	(393)
Rentals	(349)	(325)	(336)	(338)	(297)	(401)	(408)	(270)	(407)	(430)	(255)	(424)	(292)	(194)	(368)	(311)	(254)
Data Processing/Printing Company	(122)	(105)	(134)	(129)	(97)	(134)	(122)	(108)	(139)	(94)	(99)	(126)	(94)	(10)	(28)	(156)	(185)
Call Center Service/Collection	(138)	(104)	(138)	(147)	(163)	(129)	(188)	(113)	(138)	(138)	(121)	(116)	(128)	(124)	(103)	(128)	(143)
Concessionaires	(108)	(109)	(112)	(116)	(110)	(115)	(115)	(105)	(100)	(109)	(99)	(108)	(98)	(102)	(101)	(103)	(99)
Consultancy / Audits / Fees	(71)	(45)	(96)	(74)	(52)	(124)	(50)	(34)	(76)	(43)	(24)	(71)	(41)	(15)	(39)	(32)	(31)
Other Services / Payments	(308)	(444)	(726)	(430)	(171)	(383)	(554)	(149)	(309)	(617)	(174)	(418)	(148)	(167)	(384)	(170)	(431)
Network Use Services	(211)	(207)	(206)	(194)	(193)	(180)	(192)	(182)	(6)	(251)	(7)	(46)	(9)	(9)	(9)	(6)	(17)
Taxes	(487)	(514)	(551)	(543)	(523)	(683)	(566)	(624)	(1.221)	(600)	(601)	(478)	(407)	(400)	(384)	(404)	(368)
Escrow Deposits	46	40	41	55	75	34	51	91	78	41	32	71	153	29	88	33	56
Contingencies	-	(4)	(2)	(1)	(12)	(5)	(6)	(3)	(0)	(16)	(10)	(9)	(7)	(4)	-	(13)	(12)
Mediation/Partner Suppliers	(64)	(14)	(54)	(35)	(73)	(50)	(447)	-	-	-	-	-	-	-	-	-	-
Investments	(363)	(339)	(582)	(421)	(344)	(600)	(482)	(384)	(540)	(672)	(544)	(702)	(656)	(592)	(881)	(596)	(461)
Telemar	(178)	(147)	(222)	(193)	(174)	(234)	(208)	(172)	(230)	(279)	(206)	(245)	(232)	(215)	(248)	(212)	(188)
Oi S.A.	(47)	(64)	(78)	(58)	(46)	(100)	(83)	(31)	(81)	(99)	(34)	(83)	(61)	(62)	(88)	(54)	(62)
Oi Móvel	(138)	(128)	(386)	(170)	(124)	(266)	(191)	(161)	(229)	(294)	(284)	(374)	(363)	(315)	(548)	(330)	(414)
Operating Generation	17	79	(435)	(38)	16	(873)	(887)	43	(1.414)	(417)	(177)	(540)	(242)	(30)	(456)	(375)	(331)
Capital increase	-	-	-	-	-	4.007	-	-	-	-	-	-	-	-	-	-	-
Pharol Agreement	-	-	-	-	-	(106)	-	-	-	-	-	-	-	-	-	-	-
Non-core	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Intra-group Operations	(1)	-	-	-	14	-	-	-	-	100	-	-	-	-	-	-	-
Financial Operations	28	15	(1)	21	23	15	(603)	24	17	9	16	16	(296)	7	8	2	2
Dividends and JCP	-	-	-	-	54	-	-	-	-	-	-	-	-	-	-	-	-
Final Balance – Financial Cash	4.721	4.815	4.379	4.362	4.469	7.515	5.943	6.010	4.614	4.306	4.145	3.621	3.083	3.060	2.612	2.239	1.910

CONSOLIDATED OF COMPANIES UNDER	JAN/20	FEB/20	MAR/20	APR/20	MAY/20	JUN/20	JUL/20	AUG/20	SEPT/20	OCT/20	NOV/20	DEC/20	JAN/21	FEB/21
Initial Balance – Financial Cash	1.910	3.761	5.929	5.602	4.859	4.754	4.871	5.639	5.392	5.108	4.988	4.367	3.972	3.260
Receivables	2.503	1.782	2.066	1.994	1.908	2.051	2.087	2.159	2.120	2.388	2.330	2.441	1.852	1.969
Customers	1.494	1.353	1.475	1.361	1.455	1.461	1.477	1.393	1.425	1.476	1.372	1.676	1.300	1.371
Network Use Services	6	14	0	3	1	-	3	15	115	200	97	99	98	58
Dealers	488	368	408	387	384	436	434	424	448	428	432	466	423	371
Others	315	47	184	244	70	156	142	326	137	284	429	200	30	169
Payments	(2.031)	(2.057)	(1.669)	(2.106)	(1.430)	(1.609)	(1.529)	(1.829)	(1.628)	(1.944)	(2.076)	(2.166)	(2.090)	(2.665)
Personnel	(177)	(147)	(133)	(244)	(128)	(130)	(128)	(109)	(120)	(177)	(189)	(226)	(187)	(142)
Goods and Services Suppliers	(1.646)	(1.125)	(1.212)	(1.494)	(1.032)	(1.222)	(1.122)	(1.367)	(1.211)	(1.475)	(1.797)	(1.573)	(1.483)	(1.671)
Material / Services	(1.640)	(1.111)	(1.208)	(1.489)	(1.030)	(1.220)	(1.119)	(1.348)	(1.097)	(1.272)	(1.702)	(1.472)	(1.399)	(1.608)
Plant Maintenance	(357)	(287)	(291)	(302)	(262)	(242)	(195)	(204)	(192)	(215)	(184)	(238)	(185)	(247)
Rentals	(424)	(336)	(304)	(308)	(306)	(344)	(271)	(276)	(260)	(330)	(461)	(467)	(507)	(576)
Data Processing/Printing Company	(185)	(66)	(77)	(111)	(80)	(69)	(45)	(62)	(70)	(80)	(54)	(55)	(70)	(103)
Call Center Service/Collection	(112)	(134)	(110)	(79)	(83)	(86)	(84)	(106)	(110)	(98)	(108)	(120)	(82)	(104)
Concessionaires	(108)	(128)	(99)	(108)	(98)	(102)	(98)	(91)	(90)	(85)	(92)	(89)	(88)	(94)
Consultancy / Audits / Fees	(76)	(95)	(47)	(41)	(43)	(43)	(47)	(41)	(53)	(43)	(42)	(36)	(57)	(40)
Other Services / Payments	(383)	(65)	(289)	(618)	(143)	(332)	(380)	(548)	(317)	(420)	(744)	(468)	(410)	(444)
Network Use Services	(6)	(14)	(4)	(3)	(1)	(2)	(4)	(19)	(118)	(203)	(96)	(101)	(84)	(63)
Taxes	(402)	(365)	(365)	(392)	(303)	(309)	(344)	(354)	(337)	(356)	(400)	(404)	(383)	(369)
Escrow Deposits	200	41	47	39	55	51	71	46	44	77	97	49	18	29
Contingencies	(6)	(4)	(6)	(6)	(7)	(6)	(10)	(4)	(4)	(14)	(86)	(12)	(58)	(15)
Mediation/Partner Suppliers	-	(457)	-	-	-	-	-	-	-	-	-	-	-	(494)
Investments	(685)	(748)	(698)	(440)	(591)	(512)	(520)	(528)	(592)	(473)	(463)	(525)	(257)	(274)
Telemar	(195)	(195)	(192)	(262)	(176)	(196)	(146)	(177)	(186)	(147)	(148)	(216)	(113)	(167)
Oi S.A.	(66)	(88)	(83)	(60)	(89)	(63)	(56)	(53)	(74)	(42)	(50)	(54)	(29)	(31)
Oi Móvel	(424)	(465)	(417)	(338)	(326)	(252)	(317)	(298)	(332)	(285)	(263)	(255)	(114)	(56)
Operating Generation	(413)	(1.023)	(295)	(774)	(113)	(69)	8	(197)	(101)	(30)	(509)	(250)	(517)	(970)
Capital increase	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Pharol Agreement	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Non-core	-	121	-	-	-	-	-	4	20	0	33	14	1	13
Intra-group Operations	-	-	17	-	-	-	-	(109)	(201)	(181)	(144)	(164)	(198)	-
Financial Operations	2.264	3.070	(40)	31	8	106	759	56	(2)	91	8	6	3	(430)
Dividends and JCP	-	-	-	0	-	0	0	-	(0)	(0)	(0)	(0)	(0)	-
Final Balance – Financial Cash	3.761	5.929	5.602	4.859	4.754	4.871	5.639	5.392	5.108	4.988	4.367	3.972	3.260	1.852

BALANCE SHEET OF COMPANIES BEING REORGANIZED

HIGHLIGHTS

Statement
QUARTER 4 of 2020

- **Accounting Cash** of Companies being Reorganized registered a reduction of BRL 1,306 million in the quarter 4 of 2020, reaching BRL 3,933 million.
- **Receivables** (bills) presented a reduction of BRL 1,413 million in the quarter
- **Fixed Assets** of Non-Current Assets of Companies being Reorganized reached BRL 34,016 million in quarter 4 of 2020.
- **Investments** increased by BRL 1,918 million in the quarter, totaling BRL 3,763 million
- **Net Worth** of Companies being Reorganized increased from BRL 1,769 million in quarter 4 of 2020

Statement
QUARTER 4 of 2020

Table 3 – Balance Sheet, Assets

In BRL thousand

	(A) 09/30/2020 Quarter 3 2020	(B)-(A) Variation	(B) 12/31/2020 Quarter 4 2020
(A) Cash and cash equivalents	5.016.939	(1287.547)	3.729.392
(B) Financial investments	190.839	2.876	193.715
Receivables (bills)	7.558.205	(1412.909)	6.145.296
Inventories	119.020	86.485	205.505
Credits with related parties	84.611	(19.652)	64.959
Loans receivable	42.611	(8.237)	34.374
Taxes recoverable	2.152.921	(117.227)	2.035.694
Escrow Deposits and judicial freezing	1.257.538	(175.337)	1.082.201
Dividends and interest on equity	2.427.940	6.700	2.434.640
Assets held for sale	51.097	(3.795)	47.302
Other assets	2.033.505	(58.159)	1.975.346
Current assets	**20.935.226**	**(2.986.802)**	**17.948.424**
Credits with related parties	402	2	404
(C) Financial investments	31.553	(21.211)	10.341
Deferred taxes recoverable	125.111	3.621.237	3.746.348
Other Taxes	1.676.021	(151.137)	1.524.884
Escrow Deposits and judicial freezing	6.098.936	(67.218)	6.031.718
Other assets	1.265.446	(66.037)	1.199.409
Investments	1.845.858	1917.530	3.763.388
Fixed Assets	36.284.221	(2.267.807)	34.016.413
Intangible	3.474.280	931.111	4.405.391
Non-current assets	**50.801.828**	**3.896.469**	**54.698.297**
Total Assets	**71.737.054**	**909.667**	**72.646.721**

Accounting Cash = BRL 3,933 million

(A) + (B) + (C)

1. **Reduction of BRL 1,306 million in the quarter**

Current assets *(page 1 of 2)*

Accounting Cash of Companies being Reorganized had a reduction of BRL 1,306 million in the 4th Quarter of 2020

Total Assets of Companies being Reorganized increased by BRL 910 million in the quarter 4 of 2020 compared to the previous quarter, due to the reduction of BRL 2,987 million in Current Assets and the increase of BRL 3,896 million in Non-Current Assets. The decrease of BRL 2,987 million in **Current assets** was influenced by:

- 1. Accounting Cash of Companies being Reorganized (resulting from the sum of the items Cash and Cash Equivalents, Current Financial Investments and Non-Current Financial Investments) decreased by BRL 1,306 million in the quarter 4 of 2020 (decrease of 24.9%), totaling BRL 3,933 millions. According to Management, the main effects that contributed to the reduction in cash were: (i) the high volume of investments in the FTTH expansion project, to ensure the execution of its transformation plan; (ii) advances for future capital increase (AFAC) made to InfraCo, Company that will concentrate investments in fiber; and (iii) the payments of the Incentive Plan for Voluntary Dismissal (PIS), of the executives's bonus for the income achieved in 2019 and the advance of the Christmas Bonus in 2021.

Statement
QUARTER 4 of 2020

Table 3 – Balance Sheet, Assets

In BRL thousand

	(A) 09/30/2020 Quarter 3 2020	(B)-(A) Variation	(B) 12/31/2020 Quarter 4 2020
Cash and cash equivalents	5.016.939	(1287.547)	3.729.392
Financial investments	190.839	2.876	193.715
Receivables (bills)	7.558.205	(1412.909)	6.145.296
Inventories	119.020	86.485	205.505
Credits with related parties	84.611	(19.652)	64.959
Loans receivable	42.611	(8.237)	34.374
Taxes recoverable	2.152.921	(117.227)	2.035.694
Escrow Deposits and judicial freezing	1.257.538	(175.337)	1.082.201
Dividends and interest on equity	2.427.940	6.700	2.434.640
Assets held for sale	51.097	(3.795)	47.302
Other assets	2.033.505	(58.159)	1.975.346
Current assets	**20.935.226**	**(2.986.802)**	**17.948.424**
Credits with related parties	402	2	404
Financial investments	31.553	(21.211)	10.341
Deferred taxes recoverable	125.111	3.621237	3.746.348
Other Taxes	1.676.021	(151.137)	1.524.884
Escrow Deposits and judicial freezing	6.098.936	(67.218)	6.031.718
Other assets	1.265.446	(66.037)	1.199.409
Investments	1.845.858	1917.530	3.763.388
Fixed Assets	36.284.221	(2.267.807)	34.016.413
Intangible	3.474.280	931.111	4.405.391
Non-current assets	**50.801.828**	**3.896.469**	**54.698.297**
Total Assets	**71.737.054**	**909.667**	**72.646.721**

2. Accounts receivable decreased by BRL 1,413 million

3. Inventories increased by BRL 86 million

4. Other Assets decreased by BRL 58 million

Current assets *(page 2 of 2)*

Accounts Receivable decreased by 1,413 million in the Quarter 4 of 2020

Total Assets of Companies being Reorganized increased by BRL 910 million in the quarter 4 of 2020 compared to the previous quarter, due to the reduction of BRL 2,987 million in Current Assets and the increase of BRL 3,896 million in Non-Current Assets. The decrease of BRL 2,987 million in Current Assets was influenced by:

2. Accounts receivable decreased by BRL 1,413 million in quarter 4 of 2020 (18.7% decrease), totaling BRL 6,145 million. According to the Management, the reduction in Accounts Receivable occurred due to the reduction of defaults in the quarter and the analysis of the long-standing outstanding balance, which culminated in the write-off/allowance of items without expectation of realization, after validation by the applicable governance in the Company.
3. Inventories increased by BRL 86 million (up 72.7%), totaling BRL 206 million. Management explained that the observed increase is due to the reclassification of the materials in stock recorded in the construction in progress in fixed assets, for materials in stock to be consumed in the maintenance of equipment and network.
4. Other Assets decreased by BRL 58 million, totaling BRL 1,975 million. According to management, the reduction observed is due to the recognition of the amortization of the Fistel rate.

Statement
QUARTER 4 of 2020

Table 3 – Balance Sheet, Assets

In BRL thousand

	(A) 09/30/2020 Quarter 3 2020	(B)-(A) Variation	(B) 12/31/2020 Quarter 4 2020
Cash and cash equivalents	5.016.939	*(1.287.547)*	3.729.392
Financial investments	190.839	*2.876*	193.715
Receivables (bills)	7.558.205	*(1.412.909)*	6.145.296
Inventories	119.020	*86.485*	205.505
Credits with related parties	84.611	*(19.652)*	64.959
Loans receivable	42.611	*(8.237)*	34.374
Taxes recoverable	2.152.921	*(117.227)*	2.035.694
Escrow Deposits and judicial freezing	1.257.538	*(175.337)*	1.082.201
Dividends and interest on equity	2.427.940	*6.700*	2.434.640
Assets held for sale	51.097	*(3.795)*	47.302
Other assets	2.033.505	*(58.159)*	1.975.346
Current assets	**20.935.226**	***(2.986.802)***	**17.948.424**
Credits with related parties	402	*2*	404
Financial investments	31.553	*(21.211)*	10.341
Deferred taxes recoverable	125.111	*3.621.237*	3.746.348
Other Taxes	1.676.021	*(151.137)*	1.524.884
Escrow Deposits and judicial freezing	6.098.936	*(67.218)*	6.031.718
Other assets	1.265.446	*(66.037)*	1.199.409
Investments	1.845.858	*1.917.530*	3.763.388
Fixed Assets	36.284.221	*(2.267.807)*	34.016.413
Intangible	3.474.280	*931.111*	4.405.391
Non-current assets	**50.801.828**	***3.896.469***	**54.698.297**
Total Assets	**71.737.054**	***909.667***	**72.646.721**

1. **Taxes Deferred to Companies being Reorganized increased by BRL 3,621 million**
2. **Investment has increased BRL 1,918 million**
3. **Fixed Assets reduced by BRL 2,268 million**
4. **Intangible assets increased by BRL 931 Million**

Non-current assets *(page 1 of 1)*

Taxes Deferred to Companies being Reorganized increased by BRL 3,621 million in Quarter 4 of 2020

Total Assets of Companies being Reorganized increased by BRL 910 million in the quarter 4 of 2020 compared to the previous quarter, due to the reduction of BRL 2,987 million in Current Assets and the increase of BRL 3,896 million in Non-Current Assets. The BRL 3,896 million increase in Non-Current Assets was influenced by:

1. *Taxes Deferred to Companies* being Reorganized increased by BRL 3,621 million in Quarter 4 of 2020 (2,894% increase), totaling BRL 3,746 million. According to the Management, the Company reviewed its estimated recovery of deferred taxes and concluded by recording deferred IR/CS based on the statement of expected future taxable income generation. The generation of future profits was impacted by changes in the Amendment to the PRJ, basically related to the divestments of the UPIs.
2. *Investments* increased by BRL 1,918 million (104% increase), totaling BRL 3,763 million. Management explained that the positive variation is mainly due to the effect of the capital increase realized at InfraCo.
3. *Fixed Assets* decreased by BRL 2,268 million (6.3% decrease), totaling BRL 34,016 million. According to management, the variation observed is due to the transfer of equipment and FTTH fiber network to InfraCo and the sale of Oi properties.
4. *Intangible* increased by BRL 931 million (26.8% increase), totaling BRL 4,405 million. Management explained that the variation in intangible assets was due to the partial reversal of the registration of *Impairment* on Capital Gains in the group of Regulatory Licenses of Oi S/A registered in quarter 3.

Statement
QUARTER 4 of 2020

Table 4 – Balance Sheet, Liabilities

In BRL thousand	(A) 09/30/2020 Quarter 3 2020	(B)-(A) Variation	(B) 12/31/2020 Quarter 4 2020
Salaries, social security charges, and benefits	498.308	115.534	613.843
Suppliers	5.398.877	(670.342)	4.728.535
Payable Leasing	1.512.913	16.171	1.529.085
Derivative financial instruments	0	10.967	10.967
Credit assignment - Sistel	196.720	0	196.720
Loans and Financing	194.891	230.066	424.957
Current Taxes Recoverable	1.321.876	(93.729)	1.228.147
Dividends and Interest on Equity	5.743	2	5.745
Authorizations and Concessions Payable	77.858	10.059	87.917
Tax Refinancing Program	91.988	(2.443)	89.545
Allowances	655.977	114.940	770.917
Other liabilities	1.849.563	(182.796)	1.666.767
Current Liabilities	**11.804.715**	(451.571)	**11.353.144**
Suppliers	3.963.547	1078.772	5.042.319
Payable Leasing	6.812.228	(74.221)	6.738.007
Loans and Financing	26.734.231	(815.454)	25.918.777
Other Taxes	1.371.092	25.500	1.396.591
Tax refinancing program	282.313	(29.811)	252.502
Allowances	3.854.805	542.578	4.397.383
Credit assignment - Sistel	229.507	(49.180)	180.327
Allocations for pension funds	674.688	27.371	702.058
Provisions for Investment Losses	652.509	11969	664.478
Other liabilities	9.375.204	(1125.562)	8.249.641
Non-current liabilities	**53.950.122**	(408.038)	**53.542.084**
Shareholders' Equity	**5.982.216**	1.769.276	**7.751.492**
Total liabilities	**71.737.054**	909.667	**72.646.721**

1. Salaries, social charges and benefits increased by BRL 116 million

2. Suppliers decreased by BRL 670 million

3. Provisions increased by BRL 115 million

4. Other liabilities decreased by BRL 183 million

Current assets *(page 1 of 1)*

Suppliers decreased by BRL 670 million in Quarter 4 of 2020

Total Liabilities of Companies being Reorganized increased by BRL 910 million in the quarter 4 of 2020 compared to the previous quarter, due to the reduction of BRL 452 million in Current Liabilities, the reduction of BRL 408 million in Non-Current Assets and an increase of BRL 1,769 million of shareholders' equity. The reduction of BRL 452 million in current liabilities was influenced by:

1. Salaries, social charges and benefits increased by BRL 116 million in quarter 4 of 2020 (23.2% increase), totaling BRL 614 million. According to the Management, the variation results from the constitution of the allowance of the PPR 2020, approved in the collective agreement 2020/2021.
2. Suppliers showed a reduction of BRL 670 million (12.4% decrease), totaling 4,729 million. Management explained that the reduction is due to the higher volume of realization of suppliers linked to investments in the FTTH expansion project, to ensure the implementation of its transformation plan and the application of Haircut in accounts payable.
3. Provisions increased by BRL 115 million (17.5% increase), totaling BRL 771 million. According to the Management, the variation refers to the reclassification from the long term to the short term, impacted by the payments made.
4. Other liabilities decreased by 183 million (9.9% decrease), totaling BRL 1,667 million. Management explained that the reduction refers to changes in interest-bearing liabilities and write-offs in other liabilities.

Statement

QUARTER 4 of 2020

Table 4 – Balance Sheet, Liabilities

In BRL thousand	(B) 09/30/2020 Quarter 3 2020	(B)-(A) Variation	(B) 09/30/2020 Quarter 3 2020
Salaries, social security charges, and benefits	498.308	*115.534*	613.843
Suppliers	5.398.877	*(670.342)*	4.728.535
Payable Leasing	1.512.913	*16.171*	1.529.085
Derivative financial instruments	0	*10.967*	10.967
Credit assignment - Sistel	196.720	*0*	196.720
Loans and Financing	194.891	*230.066*	424.957
Current Taxes Recoverable	1.321.876	*(93.729)*	1.228.147
Dividends and Interest on Equity	5.743	*2*	5.745
Authorizations and Concessions Payable	77.858	*10.059*	87.917
Tax Refinancing Program	91.988	*(2.443)*	89.545
Allowances	655.977	*114.940*	770.917
Other liabilities	1.849.563	*(182.796)*	1.666.767
Current Liabilities	**11.804.715**	***(451.571)***	**11.353.144**
Suppliers	3.963.547	*1078.772*	5.042.319
Payable Leasing	6.812.228	*(74.221)*	6.738.007
Loans and Financing	26.734.231	*(815.454)*	25.918.777
Other Taxes	1.371.092	*25.500*	1.396.591
Tax refinancing program	282.313	*(29.811)*	252.502
Allowances	3.854.805	*542.578*	4.397.383
Credit assignment - Sistel	229.507	*(49.180)*	180.327
Allocations for pension funds	674.688	*27.371*	702.058
Provisions for Investment Losses	652.509	*11.969*	664.478
Other liabilities	9.375.204	*(1.125.562)*	8.249.641
Non-current liabilities	**53.950.122**	***(408.038)***	**53.542.084**
Shareholders' Equity	**5.982.216**	***1.769.276***	**7.751.492**
Total liabilities	**71.737.054**	***909.667***	**72.646.721**

Loans and Financing of Companies being Reorganized

	(A) 30/09/2020 Quarter 3	(B)-(A) *Variação*	(B) 31/12/2020 Quarter 4 2020
National Currency	21.509	*(2.353)*	19.156
Foreign Currency	173.382	*232.419*	405.801
Total Short Term (Current)	**194.891**	***230.066***	**424.957**
National Currency	13.053.891	*(1253)*	13.052.638
National Currency - Related Parties	309	*(309)*	0
Foreign Currency	13.680.031	*(813.892)*	12.866.139
Total Long Term (Non-current)	**26.734.231**	***(815.454)***	**25.918.777**
Total Loans and financing	**26.929.122**	***(585.388)***	**26.343.734**

- Short-term loans and financing increased BRL 230 million in the quarter 4 of 2020, totaling BRL 425 million. In the quarter, there was a reduction of BRL 2 million in loans in national currency and an increase of BRL 232 million in loans in Foreign Currency.
- According to the Management, the variation is mainly caused by the accrual of interest and the Qualified Bond IR [income tax].

- *Long-Term Loans and Financing* presented a reduction of BRL 815 million in the quarter 4 of 2020, totaling BRL 25,919 million. Of this total, loans in National Currency reached BRL 13,053 million. Foreign currency loans decreased by BRL 814 million, reaching BRL 12,866 million.
    - According to the Management, the variation is related to exchange variation, given that in the Quarter 4 of 2020 there was an appreciation of the Real vs. the Dollar, impacted by the amortization of the deferral and by the accrual of interest on debts.

Statement
QUARTER 4 of 2020

Table 4 – Balance Sheet, Liabilities

In BRL thousand	(B) 09/30/2020 Quarter 3 2020	(B)-(A) Variation	(B) 09/30/2020 Quarter 3 2020
Salaries, social security charges, and benefits	498.308	115.534	613.843
Suppliers	5.398.877	(670.342)	4.728.535
Payable Leasing	1.512.913	16.171	1.529.085
Derivative financial instruments	0	10.967	10.967
Credit assignment - Sistel	196.720	0	196.720
Loans and Financing	194.891	230.066	424.957
Current Taxes Recoverable	1.321.876	(93.729)	1.228.147
Dividends and Interest on Equity	5.743	2	5.745
Authorizations and Concessions Payable	77.858	10.059	87.917
Tax Refinancing Program	91.988	(2.443)	89.545
Allowances	655.977	114.940	770.917
Other liabilities	1.849.563	(182.796)	1.666.767
Current Liabilities	**11.804.715**	**(451.571)**	**11.353.144**
Suppliers	3.963.547	1078.772	5.042.319
Payable Leasing	6.812.228	(74.221)	6.738.007
Loans and Financing	26.734.231	(815.454)	25.918.777
Other Taxes	1.371.092	25.500	1.396.591
Tax refinancing program	282.313	(29.811)	252.502
Allowances	3.854.805	542.578	4.397.383
Credit assignment - Sistel	229.507	(49.180)	180.327
Allocations for pension funds	674.688	27.371	702.058
Provisions for Investment Losses	652.509	11.969	664.478
Other liabilities	9.375.204	(1.125.562)	8.249.641
Non-Current Equity	**53.950.122**	**(408.038)**	**53.542.084**
Shareholders' Equity	**5.982.216**	**1.769.276**	**7.751.492**
Total liabilities	**71.737.054**	**909.667**	**72.646.721**

1. Suppliers increased by BRL 1,079 million

2. Provisions increased by BRL 543 million

3. Other liabilities reduced BRL 1,126 million

Non-current liabilities *(page 1 of 1)*

Suppliers increased from BRL 1,079 million in the Quarter 4 of 2020

Total Liabilities of Companies being Reorganized increased by BRL 910 million in the quarter 4 of 2020 compared to the previous quarter, due to the reduction of BRL 452 million in Current Liabilities, the reduction of BRL 408 million in Non-Current Assets and an increase of BRL 1,769 million of Shareholders' equity. The reduction of BRL 408 million in non-current liabilities was influenced by:

1. Suppliers showed an increase of BRL 1,079 million in the quarter 4 of 2020 (increase of 27.2%), totaling BRL 5,042 million. According to the Management, the variation results from the alteration of the Anatel contingency pursuant to Law 13.988/20.
2. Provisions increased by BRL 543 million (up 14.1%), totaling BRL 4,397 million. According to the Management, the variation refers mainly to the change in the contingency allowance with Anatel, pursuant to Law 13.988/20. This law allows the negotiation of all PADOS registered in active debt, with payment in 84 installments, a 50% reduction on restated credit, limited to the preservation of the principal amount, a six-month grace period and the use of escrow deposits made as guarantee of debts operated.
3. Other Obligations decreased by BRL 1,126 million (12.0% decrease), totaling BRL 8,250 million. According to the Management, the reduction refers to the movement of the interest-bearing liabilities and the application of the Haircut on Altice's sale price.

Statement
QUARTER 3 of 2020

Table 5 - Balance Sheet, Shareholders' Equity
In BRL thousand

	(A) 09/30/2020 Quarter 3 2020	(B)-(A) Variation	(B) 12/31/2020 Quarter 4 2020
Current Liabilities	**11.804.715**	*(451.571)*	**11.353.144**
Non-Current Liabilities	**53.950.122**	*(408.038)*	**53.542.084**
Share Capital Realized	32.538.937	*0*	32.538.937
Capital Reserves	3.882.533	*(9.077)*	3.873.456
Profit Reserves	0	*0*	0
Accumulated Profits/Losses	(30.055.787)	*1797.870*	(28.257.917)
Cost of Share Issuance	(801.073)	*0*	(801.073)
Income Valuation Adjustments	490.789	*(474.488)*	16.302
Other Comprehensive Results	(73.183)	*454.970*	381.787
Shareholders' Equity	**5.982.216**	*1.769.276*	**7.751.492**
Total Shareholders' Equity	**71.737.054**	*909.667*	**72.646.721**

1. Accumulated Profits/Losses increased by BRL 1,798 million

Shareholders' Equity *(page 1 of 1)*

Accumulated Profits/Losses increased by BRL 1,798 million Quarter 4 of 2020

Total Liabilities of Companies being Reorganized increased by BRL 910 million in the quarter 4 of 2020 compared to the previous quarter, due to the reduction of BRL 452 million in Current Liabilities, the reduction of BRL 408 million in Non-Current Assets and an increase of BRL 1,769 million of shareholders' equity. The BRL 1,769 million increase in shareholders' equity was influenced by:

- 1. Accumulated Profits/Losses increased by BRL 1,798 million in the quarter 4 of 2020, totaling a negative BRL 28,258 million. According to the Management, the positive variation refers to the positive income in the quarter.

INCOME STATEMENT OF COMPANIES BEING REORGANIZED

HIGHLIGHTS

Statement
QUARTER 4 of 2020

- **Gross Operating Revenue** of Companies being Reorganized increased by 2.3% in the quarter
- **Other Operating Income** of Companies being Reorganized increased by BRL 2,784 million, to BRL 3,242 million in the quarter
- **Other Operating Expenses** of Companies being Reorganized increased by BRL 2,413 million, to BRL 2,688 million in the quarter
- **Income before Financial Income and Taxes** of Companies being Reorganized was negative in the amount of BRL 202 million
- **Financial Income** of Companies being Reorganized closed the quarter 4 of 2020 with a negative amount of BRL 1,548 million
- **Restated Profit** of Companies being Reorganized was BRL 1,798 million in the quarter 4 of 2020

Statement

QUARTER 4 of 2020

Table 6 - Quarterly Income Statement

In BRL thousand

	(A) 09/30/2020 Quarter 3 2020	(B)-(A) Variation	(B) 12/31/2020 Quarter 4 2020
Gross operating income	6.225.061	144.906	6.369.967
Deductions from gross income	(1.653.116)	(42.880)	(1.695.996)
Revenue from Goods and/or Services Sales	**4.571.945**	**102.026**	**4.673.971**
Cost of Services Provided and Goods Sold	(3.738.680)	50.000	(3.688.681)
Gross Income	**833.265**	**152.026**	**985.290**
Sales Expenses	(796.181)	(193.077)	(989.258)
General and administrative expenses	(529.285)	(47.603)	(576.888)
Other Operational Income	457.879	2.784.320	3.242.198
Other Operational Expenses	(274.541)	(2.413.279)	(2.687.820)
Equity Accounting Results	(1.845)	(174.087)	(175.932)
Operational Expenses/Income	**(1.143.973)**	**(43.726)**	**(1.187.700)**
Income Before Financial Results and Taxes	**(310.709)**	**108.300**	**(202.409)**
Financial Revenues	739.807	(1430.635)	(690.828)
Financial Expenses	(3.068.162)	2.211.203	(856.959)
Financial Income	**(2.328.355)**	**780.568**	**(1.547.788)**
Current	680	(680)	0
Deferred	0	3.548.068	3.548.068
Operating profit tax incentive	0	0	0
Income Tax and Social Contribution over Profit	**680**	**3.547.388**	**3.548.068**
Consolidated Profit/Loss for the Period	**(2.638.385)**	**4.436.255**	**1.797.871**

1. 2.3% Increase in Gross Revenue

2. Increase of BRL 193 million in Exp. From Sales

3. Increase of BRL 2,784 million in Other Revenues

4. Increase of BRL 2,413 million in Other Expenses

5. Financial Income decreased by BRL 1,431 million

6. Financial expenses decreased by BRL 2,211 million

Quarterly Income Statement *(page 1 of 2)*

The Restated Profit of BRL 1,798 million recorded by the Companies being Reorganized in the Quarter 4 of 2020 was influenced by:

1. Gross Operating Revenue from Companies being Reorganized increased by BRL 145 million (2.3% increase) in the quarter 4 of 2020 compared to the previous quarter, totaling BRL 6,370 million. According to information provided by Management, the increase observed reflects the global strategy of replacing copper services with Fiber in the residential segment, migration of prepaid to postpaid customers in the personal mobility segment and greater commercialization of Corporate and Wholesale services in B2B.
2. Selling expenses of Companies being Reorganized increased by BRL 193 million in the quarter, totaling BRL 989 million. According to information provided by the Management, the increase observed is due to the increase in the allowance for loan losses, the increase in third-party service lines and publicity and advertising driven by the post-pandemic commercial acceleration and seasonality at the end of the year.
3. Other Operating Revenues increased by BRL 2,784 million in the quarter, totaling BRL 3,242 million. Management explained that the observed increase is due to greater recovery of expenses, higher revenue from infrastructure rental and partial reversal of the registration of Impairment on Capital Gains in the group of Regulatory Licenses of Oi S/A registered in quarter 3.
4. Other Operating Expenses of Companies being Reorganized increased by BRL 2,413 million in the quarter, totaling BRL 2,688 million. According to information provided by the Management, the increase observed arises mainly from the change in the contingency allowance with Anatel, pursuant to Law 13.988/20, the constitution of the allowance of PPR 2020, approved in the collective agreement 2020/2021 and the write-off other current assets.

In addition to the other operating items, the Companies being Reorganized presented an Income before Financial Income and negative Taxes in the amount of BRL 202 million in the quarter 4 of 2020.

Statement

QUARTER 4 of 2020

Table 6 - Quarterly Income Statement

In BRL thousand	(A) 09/30/2020 Quarter 3 2020	(B)-(A) Variation	(B) 12/31/2020 Quarter 4 2020
Gross operating income	6.225.061	144.906	6.369.967
Deductions from gross income	(1.653.116)	(42.880)	(1.695.996)
Revenue from Goods and/or Services Sales	**4.571.945**	**102.026**	**4.673.971**
Cost of Services Provided and Goods Sold	(3.738.680)	50.000	(3.688.681)
Gross Income	**833.265**	**152.026**	**985.290**
Sales Expenses	(796.181)	(193.077)	(989.258)
General and administrative expenses	(529.285)	(47.603)	(576.888)
Other Operational Income	457.879	2.784.320	3.242.198
Other Operational Expenses	(274.541)	(2.413.279)	(2.687.820)
Equity Accounting Results	(1.845)	(174.087)	(175.932)
Operational Expenses/Income	**(1.143.973)**	**(43.726)**	**(1.187.700)**
Income Before Financial Results and Taxes	**(310.709)**	**108.300**	**(202.409)**
Financial Revenues	739.807	(1.430.635)	(690.828)
Financial Expenses	(3.068.162)	2.211.203	(856.959)
Financial Income	**(2.328.355)**	**780.568**	**(1.547.788)**
Current	680	(680)	0
Deferred	0	3.548.068	3.548.068
Operating profit tax incentive	0	0	0
Income Tax and Social Contribution over Profit	**680**	**3.547.388**	**3.548.068**
Consolidated Profit/Loss for the Period	**(2.638.385)**	**4.436.255**	**1.797.871**

1. 2.3% Increase in Gross Revenue

2. Increase of BRL 48 million in Exp. General and administrative

3. Increase of BRL 2,413 million in Other Expenses

4. Increase of BRL 174 million in Equity Income

5. Financial Income decreased by BRL 1,431 million

6. Financial expenses decreased by BRL 2,211 million

Quarterly Income Statement *(page 2 of 2)*

The Restated Profit of BRL 1,798 million recorded by the Companies being Reorganized in the Quarter 4 of 2020 was influenced by:

5. Financial Income from Companies being Reorganized decreased by BRL 1,431 million in the quarter 4 of 2020 compared to the previous quarter, totaling a negative BRL 691 million. According to information provided by the Management, the variation in financial income was mainly caused by the updating of the exchange variation of the AVJ gain. In the quarter 4 of 2020, the Real vs. the Dollar appreciated by 7.9%. There was also a variation in interest on escrow deposits.

6. Financial Expenses of Companies being Reorganized decreased by BRL 2,211 million in the quarter, totaling BRL 857 million. According to information provided by Management, the variation in financial expenses caused mainly by the exchange variation of the principal of the debt. The gain in the last quarter is explained by the appreciation of the Real vs Dollar of -7.9%. This gain was impacted by the increase in the financial expense of Anatel's contingency allowance, (Law No. 13.988/2019), plus higher contingency expenses.

CREDITORS SERVICE

In the last month, the Trustee remained inspecting the measures taken by the Companies being Reorganized to make it possible to comply with the Court-supervised Reorganization Plan and its Amendment, which was approved by this Court on 10.05.2020.

Interested parties can consult the Amendment on the website of the court-supervised reorganization (www.recuperacaojudicialoi.com.br), in the tab "Peças Processuais" ["Procedural Parts"], and requests for clarification should be directed to the following channels: e-mail credoroi@wald.com.br, telephone 0800-644-3111 (toll free) or website www.recjud.com.br.

In addition, as determined by the decision on pages 492.184/492.187, which established the new dynamics of payment control for extra-bankruptcy credits, the Trustee continues to make available on its website the lists sent by the Companies being Reorganized, containing the extra-bankruptcy credits already paid and those that are being processed, regarding compliance with judgements or executions started before 09.30.2020. The information is periodically updated and is available for consultation at: https://recuperacaojudicialoi.com.br/creditos- extraconcursais/.

Throughout the month of February, this Management also followed the mediation procedure related to procedural incidents, pursuant to the decision on pages 341.970/341.973. This mediation aims to stimulate a composition between creditors and debtors to define the value of credits, using an online platform, which already has 15,443 agreements signed. At this point, it is important to inform the availability on the court-supervised reorganization (www.recuperacaojudicaloi.com.br) of the list of procedural incidents being judged, which is periodically updated.

In addition, the Trustee informs that, pursuant to clause 4.3.9, **322** creditors accessed the platform made available by the Companies being Reorganized to exercise the payment option provided for by the Amendment to the PRJ for early settlement of credits originating in a Special Civil Court. It should be clarified that, under the terms of the aforementioned clause, for the effective exercise of the payment option, a definitive decision was necessary, recognizing the credit before the court-supervised reorganization until the date of termination of the option (01/06/2021). Thus, among the total number of creditors who accessed the platform, **226** creditors found themselves able to make the early settlement.

Finally, AJ emphasizes that it remains focused on clarifying doubts about mediation procedures, clauses and compliance with the Court-supervised Reorganization Plan and its Amendment, being constantly contacted by national and international creditors, either by telephone: +55 (21) 272-9335, (21) 2272-9313 and (21) 2272-9300, either by e-mail credoroi@wald.com.br.

SUMMARY OF STATEMENTS OF AJ IN RECORDS

AJ lists hereunder the statements submitted in the records of the electronic proceeding after the last Monthly Activities Report with an indication of the respective pages.

Pages 507.589/507.609	Monthly report of the activities performed by the Companies being Reorganized (referring to the month of January 2021).	3/31/2021
Pages	Pages Manifestation on the request of the Companies being Reorganized for the sale of real estate.	4/7/2021
Pages	Pages Manifestation on the request of the Companies being Reorganized for the sale of real estate.	4/13/2021
Pages	AJ's statement on: (i) ☐ assignment of credit held by Globalweb Outsourcing do Brasil LTDA. for Intrabank Fundo de Investimento em Direitos Creditórios Não-Padronizados; (ii) ☐ assignment of the credit held by LIQ CORP S.A. to Vermillion I Fundo de Investimento em Direitos Creditórios Não-Padronizados; (iii) ☐ credit assignment promoted by Ersenio Jose Spaniol in favor of Francisco Gracildoney Madeiros Vieira; (iv) ☐ petition filed by creditors Pedro Luiz Brasil Alvares, Cilon Menezes and Gladimir José de Aguiar – ME requesting the approval of the agreements signed within the scope of the mediation aimed at the settlement of PEX credits; (v)☐ financing contracted by Brasil Telecom Comunicação Multimídia S/A (BTCM / SPE InfraCo), as authorized by section 5 of the Addendum to the PRJ ("Implementation of the Strategic Plan"); (vi) ☐ request submitted by the Companies being Reorganized for the issuance of a warrant for the amounts originating from PEX claims transferred and deposited at the disposal of the Reorganization Court and (vii)☐ numerous requests for payment of extra-bankruptcy credits.	4/15/2021

In addition, in response to letters and requests addressed directly to AJ by the most diverse Courts in the country, the Trustee presented several manifestations in lawsuits filed against the Companies being Reorganized.

SUPERVISION OVER THE COMPLIANCE WITH THE COURT-SUPERVISED REORGANIZATION.

The Court-supervised Reorganization Plan approved by decision on pages 254.741/254.756, was changed in the form of Amendment on pages 476.542/479.026, which was approved by the Court on 10.05.2020 (pages 481.886/481.918), after approval by the majority of creditors of all classes present at the General Meeting of Creditors (AGC) held on 09.08.2020.

As set forth by Law No. 11.101/2005, the Trustee remains supervising the fulfillment of the obligations by the approved Companies being Reorganized of the PRJ approved and its Amendment, having held periodic meetings with the Company and analyzing all the relevant documentation for that purpose.

As a result of this inspection, AJ provides below the spreadsheet illustrating the obligation that was due and was fulfilled in **February 2021**:

Clause	Class	Classification	Obligation	Term	Remarks	PRJ Term	Status
4.3.5	III and IV	Credits from Creditors Partner Suppliers	Payment	2/26/2021	Third installment of the remaining balance	2/26/2021	✓

At last, in relation to the obligations that have a maturity term linked to the unappealable judgment of the original records, this Management, on a monthly basis, receives the list of labor credits settled throughout the month, due to the end of the grace period (180 days counted from the unappealable judgment of the original proceeding - clause 4.1.1 of the PRJ).

WALD
ANTUNES VITA BLATTNER

Av. Almirante Barroso, 52,
24º andar
CEP 20031-000
Rio de Janeiro, RJ - Brazil

Avenida Juscelino Kubitschek,
nº 510, 8º andar
CEP 04543-906
São Paulo, SP - Brazil

RIO BRANCO
CONSULTORES ASSOCIADOS

Av. Marquês de São
Vicente, 446 – Conj. 1206
Barra Funda
CEP 01139-000
São Paulo, SP - Brazil